Filed pursuant to Rule 424(b)(3)

File No. 333-258155

APOLLO DEBT SOLUTIONS BDC

SUPPLEMENT NO. 3 DATED OCTOBER 24, 2023

TO THE PROSPECTUS DATED MAY 8, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Debt Solutions BDC (the “Company”), dated May 8, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose the Company entering into credit facility agreements.

Credit Facility Agreements

Merlin Funding LLC

On October 6, 2023 (the “Closing Date”), Merlin Funding LLC (“Merlin Funding”), a Delaware limited liability company and newly formed wholly-owned subsidiary of the Company, entered into a credit agreement (the “Merlin Funding Credit Agreement”), with Merlin Funding, as borrower, the Company, in its capacity as subordinated lender, the lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc., as administrative agent (in such capacity, the “Administrative Agent”) and as a lender, and Deutsche Bank National Trust Company, as collateral agent (in such capacity, the “Collateral Agent”), account bank and collateral custodian. From time to time Merlin Funding expects to use amounts borrowed under the Merlin Funding Credit Agreement to acquire eligible assets from the secondary market, composed primarily of first priority broadly syndicated corporate loans, to ramp-up a portfolio of assets to be pledged as collateral for a future collateralized loan obligation transaction (the “Merlin Funding Debt Securitization”), which is expected to be arranged by an affiliate of the Administrative Agent. The Company retains a residual interest in assets acquired by Merlin Funding through its ownership of the limited liability company interests of Merlin Funding and its subordinated loans issued under the Merlin Funding Credit Agreement. The maximum principal amount of the Merlin Funding Credit Agreement, which can be drawn upon by Merlin Funding subject to certain conditions in the Merlin Funding Credit Agreement, is $80 million as of the Closing Date, and can be increased up to $450 million following the pricing date of the Merlin Funding Debt Securitization.

The Merlin Funding Credit Agreement provides for the ability to draw and re-draw revolving loans under the Merlin Funding Credit Agreement for a period of up to two years after the Closing Date unless the commitments are terminated sooner as provided in the Merlin Funding Credit Agreement (the “Merlin Funding Commitment Termination Date”). Unless otherwise terminated, the Merlin Funding Credit Agreement will mature on the date which is three years after the Closing Date (the “Merlin Funding Warehouse Final Maturity Date”). Prior to the Merlin Funding Warehouse Final Maturity Date, proceeds received by Merlin Funding from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding borrowings. On the Merlin Funding Final Maturity Date, Merlin Funding must pay in full all outstanding fees and expenses and all principal and interest on outstanding borrowings, and the excess may be returned to the Company or to Merlin Funding for use in the manner required under the Merlin Funding Debt Securitization documents, as described in the Merlin Funding Security Agreement (defined below).

Under the Merlin Funding Credit Agreement, Merlin Funding is permitted to borrow amounts in U.S. dollars. Amounts drawn under the Merlin Funding Credit Agreement will bear interest at the 1-month secured overnight financing rate published by the Federal Reserve Bank of New York (the “Term SOFR”), in each case, plus a margin. Borrowings under the Merlin Funding Credit Agreement bear interest at Term SOFR plus a spread of (x) to and excluding October 6, 2025, 1.60%, (y) from October 6, 2025 and prior to April 6, 2026, 2.20% and (z) from April 6, 2026 and thereafter, 2.40%. The Merlin Funding Credit Agreement contains customary covenants, including certain limitations on the activities of Merlin Funding, including limitations on incurrence of incremental indebtedness and customary events of default. The lenders under the Merlin Funding Credit Agreement are secured by a perfected first priority security interest in the assets of Merlin Funding and on any payments received by Merlin Funding in respect of those assets. Pursuant to a security agreement dated as of the Closing Date (the “Merlin Funding Security Agreement”), by and among Merlin Funding, the Administrative Agent and the Collateral Agent, Merlin Funding pledged its assets to the Collateral Agent for the benefit of the lenders under the Merlin Funding Credit Agreement. The assets pledged to the Collateral Agent pursuant to the Merlin Funding Security Agreement will not be available to pay the debts of the Company.

Pursuant to a warehouse collateral management agreement dated as of the Closing Date (the “Merlin Funding Collateral Management Agreement”), by and between Merlin Funding and the Company, the Company was appointed as warehouse collateral manager of Merlin Funding. The Company is not entitled to receive a fee for its services under the Merlin Funding Collateral Management Agreement and is performing its services in order to facilitate the Merlin Funding Debt Securitization.

The description above is only a summary of the material provisions of the Merlin Funding Credit Agreement, the Merlin Funding Security Agreement and the Merlin Funding Collateral Management Agreement and does not purport to be complete and is qualified in its entirety by reference to the provisions in the Merlin Funding Credit Agreement, the Merlin Funding Security Agreement and the Merlin Funding Collateral Management Agreement, which are attached as exhibits to the registration statement of which this Prospectus is a part.

Amended and Restated Senior Secured Facility

On October 12, 2023, the Company amended and extended its senior secured, multi-currency, revolving credit facility (the “Facility”). Lender commitments under the Facility increased from $2.085 billion to $2.185 billion and the Facility’s “accordion” feature that allows the Company to increase the size of the Facility increased from $2.7525 billion to $3.2775 billion.

The final maturity date under the Facility was extended by over one year from March 11, 2027 to October 12, 2028. The covenants and representations and warranties the Company is required to comply with were also modified (including, among other things, that the minimum shareholders’ equity test was reset), but the remaining terms and conditions of the Facility remain substantially the same. The Facility continues to include usual and customary events of default for senior secured revolving credit facilities of this type.

Borrowings under the Facility (and the incurrence of certain other permitted debt) continue to be subject to compliance with a Borrowing Base that applies different advance rates to different types of assets in the Company’s portfolio. The advance rate applicable to any specific type of asset in the Company’s portfolio depends on the relevant asset coverage ratio as of the date of determination. Borrowings under the Facility continue to be subject to the leverage restrictions contained in the Investment Company Act of 1940, as amended.

Terms used in the foregoing paragraphs have the meanings set forth in the Facility. The description above is only a summary of the material provisions of the Facility and does not purport to be complete and is qualified in its entirety by reference to the provisions in such Facility, which is attached as an exhibit to the registration statement of which this Prospectus is a part.